Tidal Trust II
234 West Florida Street, Suite 203
Milwaukee, Wisconsin 53204

April 16, 2025

VIA EDGAR TRANSMISSION

Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 310 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 3, 2025, with respect to the Registration Statement for the Trust’s proposed new series, Return Stacked® U.S. Stocks & Gold/Bitcoin ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Please supplementally provide the Staff with a completed Fee Table pre-effectively.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

2.	With respect to the Fund’s U.S. Equity Strategy, briefly discuss how the Fund will conduct its analyses and discuss the data it will use with respect to its selection of large-cap U.S. equities, as well as the broad-based U.S Equity ETFs. We note the disclosure states that the Fund will favor low-cost equity ETFs – please clarify if this is the Fund’s only criteria or if it will use other criteria. Consider disclosing the number (or range) of US equities and ETFs in which the Fund anticipates investing.

Response: The prospectus has been revised to provide additional disclosure, as provided to the Staff under separate cover, in response to the Staff’s comment.

With respect to the Fund’s investment in other ETFs, the disclosure is brief, however, it accurately reflects the Fund’s approach to investing in other ETFs. As stated in the prospectus, to the extent the Fund invests in other ETFs, such investments are made to gain exposure to large-cap equities. In these instances, the Sub-Adviser seeks to utilize low-cost ETFs to achieve this exposure efficiently.

3.	As noted in the Item 9 disclosure, please briefly clarify in Item 4 that the Fund will seek a total of 200% exposure by purchasing derivatives that will provide such leveraged exposure. Consider providing a brief example.

Response: The Trust respectfully notes that the Item 9 disclosure does not indicate that the Fund seeks a total of 200% exposure by purchasing derivatives that will provide such leveraged exposure. Rather, as reflected in both Item 4 and Item 9, the prospectus states that the Fund uses leverage to “stack” the total return of holdings in the Fund’s U.S. Equity strategy together with the potential returns of the Fund’s Gold/Bitcoin strategy. The disclosure also indicates how the Fund will seek to acquire such leverage. Lastly, the Trust respectfully declines to add an example, because the prospectus already states plainly that “Essentially, one dollar invested in the Fund provides approximately one dollar of exposure to the Fund’s U.S. Equity strategy and approximately one dollar of exposure to the Fund’s Gold/Bitcoin strategy.”

4.	Supplementally advise the Staff how the Fund is complying with Rule 18f-4.

Response: The Trust responds supplementally by confirming that the Fund will use the relative VaR test under Rule 18f-4. The index used for the Fund’s VaR calculations is the S&P 500® Index. This Trust considers this to be an appropriate index as it is unleveraged, publicly available, calculated on daily basis, and has sufficient historical data to perform VaR calculations. A sample VaR calculation has been provided to the Staff under separate cover.

5.	We note that in connection with the Cayman Subsidiary disclosure, the statement that the Subsidiary will not seek to qualify as a RIC. With a view to disclosure about the anticipated tax consequences as a result of the Subsidiary not seeking to qualify as a RIC, provide a supplemental response to the Staff. To the extent it could be material for the Fund, consider whether additional disclosures are appropriate.

Response: The Trust confirms the accuracy of the disclosure stating that the Cayman Subsidiary will not seek to qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). This is intentional and necessary to fulfill the Subsidiary’s role in the Fund’s investment strategy. Specifically, the Subsidiary is used to facilitate indirect investment in certain instruments—such as commodity-linked derivatives—that may generate income which does not constitute “qualifying income” under Subchapter M. If the Subsidiary were to seek RIC qualification, it would be subject to the same income requirements, thereby undermining its intended purpose. The Trust believes the existing disclosure appropriately addresses the anticipated tax treatment.

6.	With respect to the Fund’s futures trading advisor, please supplementally confirm any Staff guidance relied upon by the futures trading advisor with respect to registration under the Advisers Act.

Response: ReSolve Asset Management SEZC (“ReSolve”) is registered with the Commodity Futures Trading Commission (CFTC) as both a Commodity Trading Advisor (CTA) and Commodity Pool Operator (CPO), and is a member of the National Futures Association (NFA).

ReSolve is not registered under the Investment Advisers Act of 1940 (the “Advisers Act”) and has not relied upon a specific SEC no-action letter. ReSolve’s position is based on the limited scope of its advisory activities and the regulatory framework established through CFTC–SEC harmonization initiatives, including CFTC Rule 4.12(c)(3).

ReSolve’s role in the Fund is focused on advising the Gold/Bitcoin strategy, which is implemented primarily through futures contracts on commodities. From time to time, ReSolve may utilize equity index futures (e.g., S&P 500 futures) on a limited basis for purposes of managing liquidity, capital efficiency, or portfolio balancing. These activities are conducted in ReSolve’s capacity as a registered CTA and do not involve the provision of advice to others nor the issuance of reports or analyses with respect to securities and therefore ReSolve does not meet the definition of an investment adviser subject to the Advisers Act. Full investment discretion and execution authority with respect to securities reside with the Fund’s SEC-registered Adviser and Sub-Adviser.

While ReSolve provides commodity-linked strategy input to a registered investment company, it does so exclusively under its CFTC registration. This structure aligns with prevailing industry practice and the dual oversight framework wherein CTAs operate under CFTC supervision while securities oversight remains with SEC-registered parties.

7.	With respect to the Item 9 disclosure beginning with “Although it may appear counterintuitive . . . ,” please clarify the example. For instance, is it that the Fund anticipates being able to purchase futures contracts representing the stated percentages but only pay an amount less than the Fund’s NAV for such contracts?

Response: The prospectus has been revised, as provided to the Staff under separate cover, to provide additional disclosure below the referenced example.

8.	With respect to the Item 9 disclosure and with a view to additional disclosure, please tell us how correlated aspects of the Fund’s strategy have been historically. It is unclear whether these assets move in tandem and what the implications are for investors in terms of risk and return expectations. Please consider the need for more “holistic” disclosure – including risk disclosure – on this point.

Response: The Trust responds supplementally by stating that, historically, the return streams of U.S. large-cap equities, gold, and bitcoin have exhibited low to moderate correlation, suggesting that these asset classes tend not to move in perfect tandem. The differences in their market drivers—such as economic growth and corporate earnings for equities, monetary policy and inflation expectations for gold, and speculative demand and network activity for bitcoin—contribute to this divergence in performance.

Time period: March 2020 – March 2025, Source: Morningstar Direct.

U.S. equities, bitcoin, and gold, in the foregoing table are represented by the following benchmarks as proxies:

●	S&P 500 Total Return Index TR USD – proxy for U.S. equity strategy
●	CME CF Bitcoin Reference Rate – proxy for bitcoin exposure
●	LBMA Gold Price PM USD – proxy for gold exposure

The prospectus has been revised, as provided to the Staff under separate cover, to provide additional disclosure regarding the correlation of the Fund’s asset classes.

9.	With respect to the Cayman Subsidiary:

a.	Supplementally confirm that the principal investment strategies and principal risk disclosures reflect aggregate operations of the Fund and the Subsidiary.

b.	Supplementally confirm that: (1) any advisory or management fee paid by the Subsidiary will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder; and (3) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

c.	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response:

a.	The Trust confirms that the Fund’s principal investment strategies and principal risk disclosures reflect aggregate operations of the Fund and the Subsidiary

b.1.	The Trust responds supplementally by noting that the Adviser and Futures Trading Advisor will not receive any additional compensation for services provided to the Subsidiary. The Trust further responds by noting that the Subsidiary’s expenses will not be included in “Other Expenses” in the Fund’s Fees and Expenses table in the Prospectus because the Subsidiary’s expenses are part of the Fund’s expenses subject to the Fund’s unitary management fee.

b.2.	The Subsidiary and/or its board of directors, for so long as the Fund is the sole investor in the Subsidiary, will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

b.3.	The Subsidiary and/or its board of directors will agree to designate an agent for service of process in the United States.

c.	The Trust confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(3)	0.03%
Total Annual Fund Operating Expenses	0.98%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1949 (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.
(3)	Acquired Fund Fees and Expenses (“AFFEs”) are estimated for the current fiscal year. AFFEs include fees and expenses incurred indirectly by the Fund as a result of investments in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$100	$312